UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ranger Energy Services, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

75282U104

(CUSIP Number)

April 18, 2022

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 75282U104

1.	Names of Reporting Persons

Dialectic Capital Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	2,857,143
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	2,857,143
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,857,143

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.6%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 12 Pages

CUSIP No. 75282U104

1.	Names of Reporting Persons

Dialectic Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	2,857,143
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	2,857,143
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,857,143

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.6%

12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 12 Pages

CUSIP No. 75282U104

1.	Names of Reporting Persons

Dialectic Geronimo SPV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	2,857,143
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	2,857,143
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,857,143

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.6%

12.	Type of Reporting Person (See Instructions)

OO

Page 4 of 12 Pages

CUSIP No. 75282U104

1.	Names of Reporting Persons

Dialectic Geronimo Manager LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	2,857,143
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	2,857,143
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,857,143

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.6%

12.	Type of Reporting Person (See Instructions)

OO

Page 5 of 12 Pages

CUSIP No. 75282U104

1.	Names of Reporting Persons

John Fichthorn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	3,031,226
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	3,031,226
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,031,226

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.3%

12.	Type of Reporting Person (See Instructions)

IN

Page 6 of 12 Pages

EXPLANATORY NOTE

This Amendment No. 1 amends and supersedes the Schedule 13G, filed May 2, 2022, to correct an error in the number of shares of Common Stock (as defined below), and the percentage of the outstanding shares of Common Stock, beneficially owned by John Fichthorn as of April 18, 2022.

Page 7 of 12 Pages

Item 1.

(a)	The name of the issuer is Ranger Energy Services, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 10350 Richmond, Suite 550, Houston, TX 77042.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”): Dialectic Capital Management LP (the “Adviser”), Dialectic Partners, LLC (the “Adviser GP”), Dialectic Geronimo SPV LLC (“Geronimo”), Dialectic Geronimo Manager LLC (the “Geronimo MM”) and John Fichthorn. Geronimo is a private investment vehicle. The Adviser is the investment adviser for Geronimo. The Adviser GP is the general partner of the Adviser. The Geronimo MM is the managing member of Geronimo. John Fichthorn is the controlling person of the Adviser GP and the Geronimo MM.

Geronimo directly owns the Common Stock (as defined below) reported herein, other than 174,083 shares owned directly by John Fichthorn. The Adviser, the Adviser GP, the Geronimo MM and John Fichthorn may be deemed to beneficially own the Common Stock directly owned by Geronimo. Each Reporting Person disclaims beneficial ownership of any Common Stock other than any Common Stock owned directly by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 119 Rowayton Avenue, 2nd Floor, Norwalk, CT 06853.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This statement relates to the Class A Common Stock, $0.01 par value per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 75282U104.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Page 8 of 12 Pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person and Item 2, which information is given as of the close of business on the Event Date of April 18, 2022 and remains accurate as of the close of business on May 2, 2002, the business day prior to the date of filing of this Schedule 13G.

The percentage ownership of each Reporting Person is based on 18,671,361 shares of Common Stock outstanding as of March 23, 2022, as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on April 21, 2022, plus 6,000,001 shares of Common Stock issued upon the automatic conversion of the Issuer’s preferred stock on April 18, 2022 (including the 2,857,143 shares of Common Stock reported herein that are owned directly by Geronimo).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Page 9 of 12 Pages

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2022

Dialectic Capital Management LP

Dialectic Partners, LLC

Dialectic Geronimo SPV LLC

Dialectic Geronimo Manager LLC

John Fichthorn

By: /s/ John Fichthorn

Name: John Fichthorn

Title: Authorized Signatory

Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 12 of 12 Pages